Morgan, Lewis & Bockius LLP
101 Park Avenue New York, NY 10178-0060
Tel. 212.309.6000
Fax: 212.309.6001 www.morganlewis.com

Richard F. Morris

Partner

212.309.6650

richard.morris@morganlewis.com

July 3, 2014

VIA EDGAR

Amy W. Miller

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Reality Shares ETF Trust, File Nos. 333-192288 and 811-22911

Dear Ms. Miller:

On behalf of our client, Reality Shares ETF Trust (the “Trust” or “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on June 16, 2014, regarding the Trust’s Pre-Effective Amendment No. 2 (“Pre-Effective Amendment No. 2”) to its Registration Statement on Form N-1A (the “Registration Statement”).

Pre-Effective Amendment No. 2 was filed with the SEC on May 1, 2014 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), to respond to Staff comments on the Trust’s Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to its Registration Statement and to make certain other changes.

The Registration Statement was filed with the SEC on November 12, 2013 in connection with the registration of shares of the following three (3) series of the Registrant: the Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF (now named the “Reality Shares NASDAQ-100 DIVS Index ETF”), the Reality Shares Isolated Dividend Growth Index ETF

Almaty  Beijing  Boston  Brussels  Chicago    Dallas   Frankfurt  Harrisburg  Houston  Irvine  London  Los Angeles  Miami

Moscow  New York  Palo Alto  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Tokyo  Washington  Wilmington

Amy W. Miller

Securities and Exchange Commission

July 3, 2014

(now named the “Reality Shares DIVS Index ETF”) and the Reality Shares Isolated Dividend Growth ETF (now named the “Reality Shares DIVS ETF”) (each, a “Fund” and together, the “Funds”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Funds’ Prospectus and/or Statement of Additional Information (“SAI”) included as part of the Registration Statement.

GENERAL COMMENT

1.

Comment. Please confirm the new names of each Fund as previously discussed with the Staff. Additionally, please confirm that corresponding changes will be made to the name of the Index of each of the two Funds designed to track an index (each such Fund, an “Index Fund”).

Response. For ease of reference, the table below shows the former name of each Fund and its corresponding Index (as applicable) and the new name of each Fund and its corresponding Index (as applicable). References to such names in the Prospectus and SAI have been updated accordingly.

Former Fund Name	Former Corresponding Index Name	New Fund Name	New Corresponding Index Name
Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF	Reality Shares NASDAQ-100 Isolated Dividend Growth Index	Reality Shares NASDAQ-100 DIVS Index ETF	Reality Shares NASDAQ-100 DIVS Index

Reality Shares Isolated Dividend Growth Index ETF	Reality Shares Isolated Dividend Growth Index	Reality Shares DIVS Index ETF	Reality Shares DIVS Index

Reality Shares Isolated Dividend Growth ETF	N/A	Reality Shares DIVS ETF	N/A

Amy W. Miller

Securities and Exchange Commission

July 3, 2014

PROSPECTUS

A.

Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF (now named the Reality Shares NASDAQ-100 DIVS Index ETF) and Reality Shares Isolated Dividend Growth Index ETF (now named the Reality Shares DIVS Index ETF)

Principal Investment Strategies

2.

Comment. (a) In order to conform to the plain English requirements of Rule 421 under the Securities Act, please revise each Fund’s Principal Investment Strategies to provide a clearer explanation of the meaning of the phrases (i) “expected level of dividend growth,” (ii) “level of dividends expected to be paid,” and (iii) “‘isolate’ the value of the dividends expected to be paid” on NASDAQ-100 Securities or S&P 500 Securities, as appropriate. (b) Also consider revising the first paragraph of this section to the extent that it may be read to imply that each Fund invests directly in dividend paying equity securities. (c) Please clarify that Fund returns will be a product of the capital gains or losses and not dividend income.

Response. The changes requested in (a), (b) and (c) have been made.

3.

Comment. (a) The Staff requests the inclusion of a graph or chart in each Fund’s Principal Investment Strategies disclosure to clarify to investors that, in order for a Fund to make money, the level of actual dividends paid on the NASDAQ-100 Securities or S&P 500 Securities, as appropriate, and the market expectations for the level of dividends expected paid on such securities must increase. (b) Please revise the first bullet point after the phrase “An investment in the Fund may be appropriate if:” to reflect this same concept.

Response. (a) The Registrant respectfully submits that a graph is not the clearest, simplest method for explaining the concept highlighted by the Staff to investors. The Registrant instead has included a narrative explaining this concept and has set such narrative in a text box so that it will be prominent to investors. The Registrant believes that this narrative method will provide the clearest disclosure to investors while also drawing their attention to such disclosure. (b) While this particular bullet point has been deleted, the concept requested to be incorporated by the Staff into such bullet point has been incorporated throughout the Prospectus.

4.	Comment. Please set the final sentence of the second paragraph of this section in bold type.

Amy W. Miller

Securities and Exchange Commission

July 3, 2014

Response. In connection with revisions made in response to Comment 1, the referenced sentence has been deleted.

5.	Comment. Please consider deleting or abbreviating the discussion of the pricing of options in the final paragraph under the sub-heading “The Benchmark Index.”

Response. The requested change has been made.

6.

Comment. The Staff encourages the inclusion of an example in each Fund’s Principal Investment Strategies to demonstrate to investors the impact various outcomes in the implementation of a Fund’s options strategy would have on the Fund’s returns (e.g., if the level of actual dividends paid on the NASDAQ-100 Securities or S&P 500 Securities does not exceed market expectations, explain how this would affect a Fund’s returns).

Response. The requested change has been made.

7.

Comment. The Prospectus states that “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending, if any) will be invested in the component securities of its Index.” To the extent that securities lending is not a principal investment strategy of each Fund, please revise the parenthetical statement to comply with Rule 35d-1 under the 1940 Act.

Response. While the Funds currently do not have a principal investment strategy to engage in securities lending, the cited language is included to track the corresponding language provided in the Funds’ exemptive application pursuant to which an order was granted that allows the Funds to operate as index ETFs.1 As such, the Registrant respectfully declines to make the requested change.

8.

Comment. Each Fund’s Principal Investment Strategies section states that “the Fund may buy and sell ETFs and, to a limited extent, individual equity securities.” Does either Fund plan to invest in individual equity securities? If not, please delete these references.

Response. References to investment in individual securities have been deleted.

9.	Comment. Please clarify for investors that each Fund may only invest up to 20% of its net assets in derivatives and other instruments that are not components of its respective Benchmark Index.

[1]	See order under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act (Investment Company Act Release No. 30678, August 27, 2013) granted in connection with an application filed on April 5, 2013, and amendments to the application on May 9, 2013 and July 25, 2013. The relevant language is set forth in the first sentence of the second paragraph on page 13 of the amendment filed on July 25, 2013.

Amy W. Miller

Securities and Exchange Commission

July 3, 2014

Response. The requested change has been made.

B.	Reality Shares Isolated Dividend Growth ETF (now named the Reality Shares DIVS ETF)

Principal Investment Strategies

10.

Comment. (a) In order to conform to the plain English requirements of Rule 421 under the Securities Act, please revise the Fund’s Principal Investment Strategies to provide a clearer explanation of the meaning of the phrases (i) “expected level of dividend growth,” (ii) “level of dividends expected to be paid,” and (iii) “isolate and capture the growth in the level of dividends expected to be paid” on the securities included in the Fund’s portfolio. (b) Also consider revising the first paragraph of this section to the extent that it may be read to imply that the Fund invests directly in dividend paying equity securities. (c) Please clarify that Fund returns will be a product of the capital gains or losses and not dividend income.

Response. The changes requested in (a), (b) and (c) have been made.

11.

Comment. The Fund’s Principal Investment Strategies state that “The Adviser believes that, over time, the level of expected dividends reflected in the Fund’s portfolio will be highly correlated to the level of actual dividends paid on such large capitalization securities.” In order to conform to the plain English requirements of Rule 421 under the Securities Act, please revise this sentence to clarify to investors that the Fund will not invest in equity securities.

Response. The requested change has been made.

Principal Risks

12.	Comment. Please consider expanding the Fund’s disclosure regarding “Investments in Europe Risk.”

Response. The Registrant believes that the principal risks of investing in Europe are summarized for purposes of Item 4(b)(1) of Form N-1A and, therefore, respectfully declines to make the requested change.

Amy W. Miller

Securities and Exchange Commission

July 3, 2014

C.	General Prospectus Comments

Fund Fees and Expenses

13.

Comment. In order to conform to the language used in Item 3 of Form N-1A, please consider inserting the word “mutual” in between the words “other” and “funds” in the first sentence under the sub-heading “Example.”

Response. The Registrant recognizes that Item 3 of Form N-1A provides for the following disclosure under a fund’s “Example” section: “This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.” However, the Registrant believes that including the word “mutual” in the corresponding disclosure in the Prospectus would imply to investors that the Funds are mutual funds. Since the Funds are ETFs, the Registrant respectfully declines to make the requested change. The Registrant notes that this approach is consistent with that taken by other ETFs.

Principal Risks

14.

Comment. The first paragraph of each Fund’s Principal Risks section states that “A Fund share is not a bank deposit and it is not insured or guaranteed by the FDIC or any government agency.” Please consider conforming this sentence more closely to the language used in Item 4 of Form N-1A.

Response. The requested change has been made.

15.	Comment. Please consider expanding each Fund’s disclosure regarding “Dividend Payout Risk.”

Response. The requested change has been made.

16.

Comment. Please consider revising the second sentence of each Fund’s disclosure regarding “Dividend Payout Risk” to read: “The Fund’s returns will be lower and the Fund may lose money if the level of expected or actual dividends remains flat or declines.”

Response. The requested change has been made.

17.

Comment. Please consider revising each Fund’s disclosure regarding “Market Risk” to: (a) more clearly explain the specific type(s) of Market Risk the Funds are subject to; and (b) convey to investors the risk that the dividends paid on the securities underlying the instruments in which the Funds invest could be cut to zero across entire market sectors.

Amy W. Miller

Securities and Exchange Commission

July 3, 2014

Response. (a) The requested changes have been made. (b) The requested changes have been made and included in the description of “Dividend Volatility Risk” for each Fund.

18.	Comment. Please include disclosure regarding volatility risk in each Fund’s Principal Risks.

Response. The requested change has been made.

19.	Comment. Please consider placing the disclosure regarding “Dividend Payout Risk” as the first risk listed in each Fund’s Principal Risks.

Response. The requested change has been made.

More Information About the Funds’ Investment Objectives and Principal Investment Strategies

20.

Comment. In connection with Comment 3 above, please remove the chart appearing below the sub-heading “All Funds.” Please consider retaining portions of the text preceding such chart in each Fund’s Item 9 disclosure.

Response. The chart and the text preceding it have been deleted.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations

21.

Comment. Please consider whether the exception to each Index Fund’s fundamental policy no. 4 with respect to concentration is necessary given such Funds’ principal investment strategy, and, if such exception is not necessary, please delete it.

Response. The referenced language is standard for index funds. While the Funds invest in index options and other derivatives, and not individual securities, the SEC has not issued guidance regarding the treatment of such instruments for purposes of the 1940 Act’s concentration restrictions. As such, the Registrant respectfully declines to make the requested change. Further, the phrase “or may be deemed to concentrate” has been added between the words “concentrate” and “in” in fundamental policy no. 4.

Amy W. Miller

Securities and Exchange Commission

July 3, 2014

22.

Comment. In the description of the SEC’s definition of “Concentration,” please consider setting forth the “exceptions” referenced in the description if the exception noted in the immediately preceding comment is not deleted from the SAI.

Response. The requested change has been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 309-6650.

Sincerely, /s/ Richard F. Morris Richard F. Morris

cc:	Eric Ervin

Tom Trivella